EnCana

news release

EnCana to sell two oil pipelines for $1.6 billion,
Board of Directors sets $5 billion budget
and 12 percent sales growth target for 2003

EnCana targets minimum multi-year internal sales growth of 10 percent per share
Inaugural independent engineers’ reserve assessments received

CALGARY, Alberta (November 19, 2002) – The Board of Directors of EnCana Corporation (TSX, NYSE: ECA) has approved agreements for the sale of two major oil pipelines for about $1.6 billion and established a 2003 capital investment budget of approximately $5 billion. The sale of the pipelines is one more step in EnCana’s strategic realignment to focus on its highest growth, highest return core assets, which the company believes are capable of achieving a minimum 10 percent forecast compound annual per share sales growth for several years to come. For 2003, EnCana is targeting 12 percent per share sales growth. EnCana decided at the time of its creation in April to have its year-end reserves fully evaluated by independent external engineering firms. The company has now received the inaugural assessment of its entire reserve base from the independent engineers, with a final evaluation expected in February 2003.

Dispositions of non-core assets initiated in 2002 to exceed $2.1 billion
EnCana has reached agreement with separate buyers for the sale of its indirect 100-percent interest in the Express Pipeline System and its indirect 70-percent interest in the Cold Lake Pipeline System. The two crude oil pipelines serve Canada’s expanding oil sands production region and deliver Canadian oil to markets in the U.S. Rocky Mountain and Midwest regions. To ensure market access, EnCana has retained oil transportation capacity on the pipelines through its existing long-term contracts.

A consortium, comprised of BC Gas Inc. (TSX: BCG), Borealis Infrastructure Management Inc. and Ontario Teachers’ Pension Plan, has agreed to purchase EnCana’s interest in the Express Pipeline System for about $1.175 billion, which includes the assumption of approximately $582 million in debt. Inter Pipeline Fund (formerly Koch Pipelines Canada, L.P.) (TSX: IPL.UN) has agreed to purchase EnCana’s majority interest in the Cold Lake Pipeline System for about $425 million. The two sales are expected to deliver gross consideration of approximately $1.6 billion and are subject to normal working capital adjustments. The transactions, which are subject to regulatory approval and the completion of other closing conditions by the parties, are expected to close in January 2003. Proceeds from the sales are expected to be used for general corporate purposes, including debt reduction and capital investment in EnCana’s large inventory of high quality upstream investment opportunities. EnCana retained Scotia Capital and Morgan Stanley to advise the company on the pipeline sales.

The 2,747-kilometre (1,717-mile) Express Pipeline System consists of the Express and Platte pipelines, which have a transportation capacity of more than 150,000 barrels per day for delivery from Hardisty, Alberta to Wood River, Illinois. The Cold Lake Pipeline System consists principally of two legs: the west leg running about 240 kilometres (145 miles) from Cold Lake to Edmonton and the south leg running about 415 kilometres (260 miles) from Cold Lake to Hardisty. The individual legs have capacities of approximately 235,000 barrels and 200,000 barrels per day respectively. The pipeline interests are held through Alberta Energy Company Ltd., an indirect wholly owned subsidiary of EnCana. The pipeline purchasers anticipate retaining the vast majority of the staff associated with these assets – approximately 30 employees at the Cold Lake Pipeline and about 120 employees at the Express Pipeline.

“The sales of the Express and Cold Lake pipelines are expected to raise EnCana’s 2002 dispositions to more than $2.1 billion, well beyond the $1 billion target we set at the time of the merger. These pipeline sales mark another important milestone in further defining EnCana’s focus on exploration and production which is characterized by high working interests in large, long-life resource properties where our competitive advantages include industry leading growth, low production costs and high unit netbacks,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

Company plans 10 percent minimum internal sales growth per share
“We have a diverse and attractive suite of domestic and international core exploration and production projects and strategic midstream initiatives. Identifiable internal growth opportunities from our high quality asset base provide us with a rich inventory of profitable projects to choose from. We believe investors can have a high degree of confidence in our multi-year minimum growth target of 10 percent per share because our potential growth rate from identifiable projects actually exceeds that figure. As illustrated by our 2002 asset disposition program, we are dedicated to continually upgrading and focusing our portfolio. We are committed to making decisions that maximize per share value from every dollar invested. Our financial strength and flexibility also allow us to reach out to make high value, opportunistic and focused acquisitions such as our U.S. Rockies gas asset purchases earlier this year. And we will continually pursue the best shareholder value creation by evaluating returns from capital investment in our core projects against opportunities to buy back shares under our normal course issuer bid,” Morgan said.

EnCana’s confidence in its projections is based not only on the strength of its reserve base, but also on its resource potential. EnCana estimates that the resource potential on its existing Onshore North America land base is approximately 10 trillion cubic feet of gas and 800 million barrels of oil. Resource potential is defined by EnCana as those quantities of oil and gas which are estimated to be potentially recoverable on EnCana’s existing land base from known accumulations and which are not currently classified as proved or probable reserves.

2002 sales forecast on track, 2003 sales forecast updated
EnCana’s 2002 daily sales are forecast to grow by about 10 percent from 2001 pro forma sales, reaching between 2,715 million and 2,785 million cubic feet of gas and 245,000 and 264,000 barrels of oil, for a total daily sales forecast of between 697,000 and 728,000 barrels of oil equivalent. In 2003, EnCana is forecasting daily sales of between 770,000 and 831,000 barrels of oil equivalent.

References in this news release to “pro forma” mean combining the results for EnCana’s founding companies, PanCanadian Energy Corporation (PCE) and Alberta Energy Company Ltd. (AEC) for periods prior to the formation of EnCana.

2003 capital budget
EnCana’s 2003 capital budget has been set at approximately $5 billion and while the precise allocation among divisions will be refined as the year progresses, the company’s current estimate of this allocation is as follows:

EnCana 2003 capital budget	(millions)

Onshore North America, conventional	$3,500
Offshore & International Operations	$500
Offshore & New Ventures Exploration	$500
Midstream & Marketing	$500

Total	$5,000

EnCana employs independent engineers to evaluate 100 percent of reserves
The inaugural evaluation of 100 percent of EnCana’s reserves by independent engineers is substantially complete. The assessment received includes estimates for drilling and production for the balance of 2002, which could result in small changes to final year-end reserve estimates. While a final evaluation will not be available until February 2003, based on the results of this independent assessment to date, EnCana anticipates an overall 7 percent increase from year-end 2001 pro forma proved reserve estimates, resulting in an estimated year-end 2002 balance of about 2,890 million barrels of oil equivalent (BOE) proved reserves. Discoveries, extensions to existing pools and net acquisitions were approximately 550 million barrels of oil equivalent proved reserves. In addition, a downward net revision of approximately 110 million barrels of oil equivalent proved reserves was recorded, principally as a result of the first fully independent external evaluation of all the former PanCanadian reserves. EnCana’s sales forecast is not impacted by the negative reserve revisions.

Total net proved reserve additions before royalties were 440 million barrels of oil equivalent proved reserves. Major additions and positive revisions occurred in the U.S. Rockies, Oilsands and Foothills regions and internationally in the U.K. central North Sea. Major negative revisions occurred in the Southern and Central Plains regions of Alberta.

EnCana’s 2002 year-end reserves balance reflects the company’s forecast 2002 pro forma production of approximately 1,000 billion cubic feet of gas and 93 million barrels of oil.

EnCana contracts independent external oil and gas engineering firms to evaluate 100 percent of the company’s reserves – a standard set upon the creation of EnCana.

EnCana 2002 Estimated Reserves Summary (1)

		Natural Gas			Oil & NGLs			BOE

	(trillion cubic feet)			(billions of barrels)			(billions of barrels)
	Proved	Prob.	Total	Proved	Prob.	Total	Proved	Prob.	Total

PCE at Dec. 31, 2001	3.9	1.2	5.1	0.36	0.29	0.65	1.01	0.49	1.50
AEC at Dec. 31, 2001	4.6	2.4	7.0	0.93	0.52	1.44	1.70	0.91	2.61

Pro forma balance at Dec. 31, 2001	8.5	3.5	12.1	1.29	0.81	2.10	2.71	1.40	4.11

Revisions & improved recoveries	(0.5)	(0.5)	(1.0)	(0.03)	0.02	(0.01)	(0.11)	(0.06)	(0.17)
Discoveries & extensions	1.3	0.4	1.6	0.25	0.15	0.40	0.46	0.21	0.67
Acquisitions, net of dispositions	0.6	0.2	0.8	(0.01)	—	(0.01)	0.09	0.03	0.12
Production (forecast for 2002)	(1.0)	—	(1.0)	(0.09)	—	(0.09)	(0.26)	—	(0.26)

Balance at Dec. 31, 2002	8.9	3.6	12.5	1.41	0.98	2.38	2.89	1.58	4.47

(1)	Figures in the table may not add due to rounding.

“Our practice of independent evaluation of all our reserves gives me great confidence in the solid base upon which we are building this company. EnCana is one of just a few companies in the industry that has this thorough a level of external reserve verification,” Morgan said. Four engineering companies conducted the inaugural reserve assessment. McDaniel & Associates Consultants Limited and Gilbert Laustsen Jung Associates Ltd. evaluate EnCana’s Western Canada reserves, while Netherland, Sewell & Associates, Inc. evaluates EnCana’s U.S. onshore reserves. Internationally, Ryder Scott Company of Houston conducts the independent reserve evaluations for EnCana’s international and offshore assets. Also, EnCana has a committee of independent directors which reviews the process used in the evaluation of reserves and the qualifications of the company’s independent engineering firms.

Investor Day Notice
Web cast: Wednesday, November 20, 2002

EnCana will hold its first Investor Day on Wednesday, November 20, 2002. At this full day event, members of EnCana’s senior management team will provide investors with an overview of the performance, strategy and outlook in each of the company’s key business divisions.

Opening remarks by EnCana President & Chief Executive Officer Gwyn Morgan are scheduled to begin at 7:30 a.m. Calgary time (9:30 a.m. ET) with the morning session focused on Onshore North America and Gas Storage. Marketing and Midstream will present from approximately 12:20 p.m. to 12:45 p.m. Offshore & International begins at 1:15 p.m. followed by a wrap up session commencing at 4:30 p.m. A more detailed schedule will be available on the corporate Web site.

All of the day’s formal presentations will be Web cast live. Please visit EnCana’s Web site at www.encana.com to access the URL for the audio Web cast as well as the presentation slides. It is recommended that users access the Web cast approximately 10 minutes before its scheduled start time. If you are unable to listen to the live Web cast, an archive of the day will be available within 24 hours of the event and will be available on our corporate Web site for approximately 60 days.

A live listen only conference call, broadcasting the day’s proceedings in audio, will also be available the same day beginning at 7:30 a.m. Mountain Time (9:30 a.m. Eastern Time). To participate, dial 877-579-4178 approximately 10 minutes prior to the conference call. All participants will be required to enter the following pass code: 798961#.

EnCana will post an updated guidance document to its Web site.

EnCana Corporation
EnCana is one of the world’s leading independent oil and gas companies with an enterprise value of approximately C$30 billion. EnCana is North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. In the U.S., EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. The company has two key high potential international growth platforms: EnCana is the largest private sector oil producer in Ecuador and is the operator of a very large oil discovery in the U.K. central North Sea. The company also conducts high upside potential New Ventures exploration in other parts of the world. EnCana is driven to be the industry’s best-in-class benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY – In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to, EnCana’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; future economic performance; the production and growth potential of its various assets, including assets in the U.S. Rockies, Greater Sierra, offshore Canada’s East Coast, the U.K. central North Sea and Ecuador; estimated total production and production growth for 2002 and beyond; the ability to achieve 2002 and 2003 sales growth targets; the sources, deployment and allocation of expected capital in 2002 and 2003; the success of future drilling prospects; potential exploration; estimated reserves; future resource potential on existing lands in North America; the ability to sell the Cold Lake and Express pipeline interests, the price realized on such sales and the timing of such sales; and the potential success of other exploratory wells in the Gulf of Mexico, offshore Canada’s East Coast and the U.K. central North Sea.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations; imprecision of reserve estimates; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow to meet its current and future obligations; its ability to access external sources of debt and equity capital; the risk that the anticipated synergies to be realized by the merger of AEC and PanCanadian will not be realized; costs relating to the merger of AEC and PanCanadian being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana and its indirect wholly-owned subsidiary, AEC. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation and Alberta Energy Company Ltd. is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development Sheila McIntosh Senior Vice-President, Investor Relations (403) 645-2194 Greg Kist Manager, Investor Relations (403) 645-4737	Alan Boras Manager, Media Relations (403) 645-4747